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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

HEI, Inc.

(Name of Issuer)

Common Stock, par value $0.05 per share

(Title of Class of Securities)

404160103

(Cusip Number)

Peter J. Jensen, General Counsel
Colorado MEDtech, Inc.
345 S. Francis St., Unit F
P.O. Box 819
Longmont, CO 80502-0819
(303) 530-2660

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 24, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 404160103

1.	Name of Reporting Person: Colorado MEDtech, Inc.		I.R.S. Identification Nos. of above persons (entities only): 84-0731006

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Colorado

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 955,000 shares

		8.	Shared Voting Power: n/a

		9.	Sole Dispositive Power: 955,000 shares

		10.	Shared Dispositive Power: n/a

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 955,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 13.6%

14.	Type of Reporting Person (See Instructions): CO

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Item 1.	Security and Issuer
The title and class of equity securities to which this statement relates: common stock, par value $0.05 per share, of HEI, Inc. (“Common Stock” or the “Securities”)
The name and address of the principal executive offices of the Issuer: HEI, Inc. 6385 Old Shady Oak Rd., Suite 280, Eden Prairie, MN 55344

Item 2.	Identity and Background
This Schedule 13D is filed by Colorado MEDtech, Inc., a Colorado corporation, a developer and manufacturer of medical devices (the “Company”). The Company’s address is: 345 S. Francis Street, Unit F, P.O. Box 819, Longmont, CO 80502-0819.

The Company has not, during the last five years, been convicted in a criminal proceeding.

The Company has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
The Securities were acquired in a transaction in which the Company transferred certain assets of the Company’s Colorado operations, including cash, to the Issuer. In consideration, the Issuer issued the securities and a subordinated debenture to the Company, and assumed certain liabilities of the Company.

Item 4.	Purpose of Transaction
The Securities were acquired as part of consideration in the transaction described in Item 3, above.
(a) The Issuer is obligated under a registration rights agreement to register the Securities. The Company may dispose of the securities before they are registered. The Issuer is also obligated to use commercially reasonable efforts to find a qualified purchaser of the Securities. The Company also holds a right to sell some or all the Securities in any Issuer issuance or sale of common stock.

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Item 5.	Interest in Securities of the Issuer
(a) The Company holds 955,000 shares of Common Stock, representing 13.6% of the outstanding and issued Common Stock.
(b) The Company holds 955,000 shares of the Common Stock individually and has sole voting and dispositive power with regard to those shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The Company and the Issuer have entered into the agreements relating to the Securities as are set forth in Item 4(a).

Item 7.	Material to Be Filed as Exhibits
Exhibit 2.1 to the Company’s Form 8-K filed February 10, 2003, is incorporated by reference.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2003

Colorado MEDtech, Inc.

By:	/s/ Peter J. Jensen
Name:	Peter J. Jensen
Title:	Secretary

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

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